news release

Zi Corporation Launches Advanced Version of eZiTap™ FEP

Award-Winning Download to Sony Ericsson Smart Phones Includes New Languages, Unique Features

CALGARY, AB, Canada, September 2, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced the availability of a new updated and advanced version of the successful and award-winning eZiTap™ Front End Processor (FEP), a downloadable version of the Company's embedded eZiTap predictive text software offered in 38 unique language databases. The new version 2 of the eZiTap FEP is now available and accessible through Handango and its more than 100 download portals. Version 2, complete with several new unique features to make text entry even faster and now available in seven additional languages, works on the feature-rich and highly successful Sony Ericsson P800 and P900 series of smart phones.

The original downloadable eZiTap FEP was recently named "Best Productivity Application" for the Symbian OS™ (Operating System) by Handango in the 2004 Handango Champion Awards. The new, advanced Version 2 includes several features added due to popular demand such as French and German language capabilities in addition to English (with Spanish, Italian, Swedish, Finnish and Norwegian available in coming weeks), dual language messaging, next word prediction and "smarter" punctuation that predicts contractions and other punctuation as text entry occurs.

Clint Patterson, Vice President, Marketing of Handango noted that the eZiTap FEP title has been one of its most popular applications and is often listed on the best-seller's list on Handango.

"The advances in eZiTap will add to an already outstanding product," Clint Patterson, Vice President, Marketing of Handango. "A panel of industry experts judged eZiTap to be an exceptional application, awarding it the Handango Champion Award for Best Symbian OS Productivity Application. I am certain that Handango customers will once again be pleased with this product."

Glen M. Morgan, Zi Corporation Senior Vice President of Global Sales and Marketing, said the advances in the new version of the eZiTap FEP were made specifically to increase its usability and extend its market to consumers around the world.

"Smart phone devices are expected to be the dominant handsets on the world market in the very near future and innovations such as these will help continue to position Zi as the leading innovator in the predictive text technology sector," Morgan said. "We are responding with features that our users need and are demanding. We have built our global reputation on our ability to respond quickly to the market and to customize our products to user needs. This new product is another validation of that ability."

The eZiTap FEP is a downloadable version of the Company's embedded eZiTap predictive text software which is available in 38 unique language databases. The eZiTap FEP serves as a front end processor to offer predictive text entry through the phone's virtual keyboard. The download version is available for Sony Ericsson's series of P800 and P900 smart phones and can be purchased through Handango.com, My-Symbian.com and other Handango affiliate portals. For additional information about Version 2, visit www.zicorp.com/eproducts.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. ZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

For more information:
 For Zi Corporation:
 Allen & Caron Inc
Rene Caron (investors)
rene@allencaron.com
Len Hall (media)
len@allencaron.com
(949) 474-4300